Millenium
155 N. Lake Ave., #1000
Pasadena, CA 91101
Phone: 626-585-5920
Fax: 626-585-5929



June 3, 2003


TO HOLDERS OF UNITS OF
WILDER RICHMAN HISTORIC PROPERTIES II, L.P.

         Re:      Offer to Purchase Units for $9,200 Per Unit

Dear Unit Holder:

     Enclosed is an OFFER TO PURCHASE up to 80 Units of limited partnership interests in Wilder Richman Historic Properties II, L.P. (the "Partnership") at a cash purchase price of $9,200 per Original Unit, without interest, less the amount of distributions made to you after the date of the Offer.

         Please consider the following points, which are discussed in greater detail in the accompanying Offer to Purchase:

     o The General Partner filed on May 2, 2003, a preliminary consent solicitation statement with the Securities and Exchange Commission ("Preliminary Solicitation") asking limited partners to authorize the sale of the Partnership's properties for any amount that results in a distribution of cash to the limited partners of at least $9,000 per Unit. The consent solicitation has not yet been finalized, so it is uncertain if or when it would be distributed.

     o Our Offer gives you the opportunity to receive $9,200 per Unit in CASH without waiting for a limited partner vote, if solicited, and without waiting for an uncertain transaction.

     o $9,200 per Unit is $200 per Unit more than the Minimum Price amount that we believe would be distributed if the proposal described in the Preliminary Solicitation were approved by the limited partners. The General Partner has indicated that the operating General Partner may exercise an option to acquire all Units for $9,000 per Unit (the "Minimum Price") if the proposal were approved, therefore, we believe there is a reasonable likelihood that Unit Holders will never receive more than $9,000 per Unit if the General Partner proceeds with the proposal set forth in the Preliminary Solicitation and it is approved by the limited partners.

     o The Offer price is over THREE TIMES THE HIGHEST PRIOR OFFER for Units of which Purchaser is aware, made at $3,000 per Unit in April 2003.

     The Partnership has received two non-binding offers to purchase the Partnership's properties. The General Partner estimates that, depending on the outcome of due diligence to be performed by the prospective purchasers, a sale of the properties pursuant to one of such offers would result in a distribution of from $9,200 to $11,300 per Unit. We urge you to read the Offer to Purchase completely and to return your completed Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided.

     The Offer is scheduled to expire on July 2, 2003. For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).

                                         Very truly yours,

                                         MILLENIUM MANAGEMENT, LLC